Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement of Palm, Inc. (the “Company”) on Form S-8 of our reports dated July 22, 2008 relating to the financial statements and financial statement schedule of the Company (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB No. 109 and adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment) and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended May 31, 2008.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
July 28, 2008